UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

[Rule 13d-101]
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §§240.13d-2(a)

(Amendment No. 2)

Skyline Champion Corporation

(Name of Issuer)

Common Stock, par value $0.0277 per share

(Title of Class of Securities)

830830105

(CUSIP Number)

David N. Smith, Managing Director

MAK Capital One L.L.C.

590 Madison Avenue, Suite 2401

New York, NY 10022

(212) 486-3211

With a copy to each of:

Craig Marcus

Zachary Blume

Ropes & Gray LLP

800 Boylston Street

Boston, MA 02199

(617) 951-7000

Howard M. Berkower

McCarter & English, LLP

825 Eighth Avenue

New York, NY 10019

(212) 609-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e) 240.13d-1(f) or 240.13d-1(g) check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 830830105	SCHEDULE 13D/A	Page 2 of 8

1	NAMES OF REPORTING PERSONS MAK Capital One L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 10,405,817*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 10,405,817*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,405,817
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5% (See Item 5)**
14	TYPE OF REPORTING PERSON IA

*  Excludes 21,038,241 shares of Common Stock beneficially owned by affiliates of Sankaty Credit Opportunities, L.P. (the “Bain Entities”) and affiliates of Centerbridge Capital Partners, L.P. (the “Centerbridge Entities” and together with Reporting Persons and the Bain Entities (the “Sponsors”) that are subject to the Coordination Agreement and Proxy (as defined in Item 4 of the initial statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 11, 2018).

** The calculation is based upon 56,188,252 shares of Common Stock being outstanding upon completion of the offering described herein, as disclosed by the Issuer in its prospectus filed with the SEC on July 30, 2018 pursuant to Rule 424(b)(4).

CUSIP No. 830830105	SCHEDULE 13D/A	Page 3 of 8

1	NAMES OF REPORTING PERSONS Michael A. Kaufman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 10,405,817*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 10,405,817*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,405,817
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

* Excludes 21,038,241 shares of Common Stock beneficially owned by the Bain Entities and the Centerbridge Entities that are subject to the Coordination Agreement and Proxy (as defined in Item 4 of the initial statement on Schedule 13D filed with the SEC on June 11, 2018).

** The calculation is based upon 56,188,252 shares of Common Stock being outstanding upon completion of the offering described herein, as disclosed by the Issuer in its prospectus filed with the SEC on July 30, 2018 pursuant to Rule 424(b)(4).

CUSIP No. 830830105	SCHEDULE 13D/A	Page 4 of 8

1	NAMES OF REPORTING PERSONS MAK Champion Investment LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,596,246*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,596,246*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,596,246
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5% (Seem Item 5)**
14	TYPE OF REPORTING PERSON OO

* Excludes 21,038,241 shares of Common Stock beneficially owned by the Bain Entities and the Centerbridge Entities that are subject to the Coordination Agreement and Proxy (as defined in Item 4 of the initial statement on Schedule 13D filed with the SEC on June 11, 2018).

** The calculation is based upon 56,188,252 shares of Common Stock being outstanding upon completion of the offering described herein, as disclosed by the Issuer in its prospectus filed with the SEC on July 30, 2018 pursuant to Rule 424(b)(4).

CUSIP No. 830830105	SCHEDULE 13D/A	Page 5 of 8

1	NAMES OF REPORTING PERSONS MAK Capital Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,596,246*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,596,246*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,596,246
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5% (Seem Item 5)**
14	TYPE OF REPORTING PERSON PN

* Excludes 21,038,241 shares of Common Stock beneficially owned by the Bain Entities and the Centerbridge Entities that are subject to the Coordination Agreement and Proxy (as defined in Item 4 of the initial statement on Schedule 13D filed with the SEC on June 11, 2018).

** The calculation is based upon 56,188,252 shares of Common Stock being outstanding upon completion of the offering described herein, as disclosed by the Issuer in its prospectus filed with the SEC on July 30, 2018 pursuant to Rule 424(b)(4).

CUSIP No. 830830105	SCHEDULE 13D/A	Page 6 of 8

1	NAMES OF REPORTING PERSONS MAK-ro Capital Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,809,571*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,809,571*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,809,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (Seem Item 5)**
14	TYPE OF REPORTING PERSON PN

* Excludes 21,038,241 shares of Common Stock beneficially owned by the Bain Entities and the Centerbridge Entities that are subject to the Coordination Agreement and Proxy (as defined in Item 4 of the initial statement on Schedule 13D filed with the SEC on June 11, 2018).

** The calculation is based upon 56,188,252 shares of Common Stock being outstanding upon completion of the offering described herein, as disclosed by the Issuer in its prospectus filed with the SEC on July 30, 2018 pursuant to Rule 424(b)(4).

SCHEDULE 13D/A

This Amendment No. 2 to the statement on Schedule 13D (“Amendment No. 2”) amends the Schedule 13D originally filed by the Reporting Persons on June 11, 2018 (the “Original Schedule 13D”), as further amended on August 7, 2018 (“Amendment No. 1”), relates to the shares of common stock, par value $0.0277 per share (“Common Stock”), of Skyline Champion Corporation (the “Issuer”). The principal executive offices of the Issuer are located at P.O. Box 743, 2520 By-Pass Road, Elkhart, IN 46515.

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Original Schedule 13D or Amendment No. 1 thereto.  Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings ascribed to them in the Original Schedule 13D or the Amendment No. 1 thereto.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On August 7, 2018, the Underwriter Representatives exercised their Greenshoe Option, pursuant to the Underwriting Agreement, to purchase an additional 1,350,000 shares from the Selling Shareholders.  Pursuant to the Greenshoe Option, MAK Fund and MAK-ro Fund sold 309,302 and 114,399 shares of Common Stock, respectively, to the Underwriter Representatives, which transaction closed on August 10, 2018.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and supplemented as follows:

(a) – (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment No. 2 is incorporated by reference in its entirety into this Item 5.

Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own Common Stock as follows:(i) MAK Capital and Mr. Kaufman possess the voting power and dispositive power in respect of 10,405,817 shares; (ii) MAK Champion and MAK Fund possess the voting power and dispositive power in respect of 7,596,246; and (iii) MAK-ro Fund possesses the voting power and dispositive power in respect of 2,809,571 shares.

By virtue of the Investor Rights Agreement and the Coordination Agreement, the Reporting Persons and other Sponsors may be deemed to be members of a “group” (within the meaning of Rule 13d-5 under the Act) that beneficially owns an aggregate of 31,444,058 shares, or approximately 56.0%, of the outstanding shares of Common Stock. However, neither the filing of this Amendment No. 2, nor the filing of the Original Schedule 13D or Amendment No. 1 thereto, shall be deemed an admission that the Reporting Persons and the other Sponsors are members of any such group. Each of the other Sponsors has separately filed a Schedule 13D reporting its beneficial ownership of the shares of Common Stock held by it and is separately filing an amendment to its Schedule 13D to report its sale of shares of Common Stock pursuant to the Greenshoe Option. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock held by each of the other Sponsors.

The calculation is based upon 56,188,252 shares of Common Stock being outstanding as of June 30, 2018, as disclosed by the Issuer in its Registration Statement on Form S-3 (Registration No. 333-226176) with the SEC on July 13, 2018.

(c) Except for the sales described in Item 4 above, none of the Reporting Persons has effected any transactions in the shares of Common Stock since the filing of Amendment No. 1 to the Original Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 13, 2018

MAK CAPITAL ONE L.L.C.

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

/s/ Michael A. Kaufman
MICHAEL A. KAUFMAN

MAK CHAMPION INVESTMENT LLC
By:	MAK CAPITAL FUND LP

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
President

MAK CAPITAL FUND LP
By:	MAK GP LLC, general partner

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

MAK-RO CAPITAL MASTER FUND LP
By:	MAK GP LLC, general partner

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member